Davis Polk & Wardwell
                      450 Lexington Avenue
                    New York, New York 10017
                         (212) 450-4000






					February 13, 1997


Merrill Lynch, Pierce, Fenner &
 Smith Incorporated as Agent
 for the Sponsors of certain
 Unit Investment Trusts
800 Scudders Mill Road
Plainsboro, New Jersey  08536

Dear Sirs:

     We have acted as special counsel for you and the other
Sponsors of Equity Income Fund Select Ten Portfolio 1996 International Series A (Winter) (United Kingdom & Hong Kong Portfolios) Defined Asset Funds (the "Fund"), in connection with the issuance of units of fractional undivided interest in the Fund (the "Units") in accordance with the related Trust Indenture (the "Indenture") with Chase Manhattan Bank as trustee (the "Trustee"). The accompanying Rule 24f-2 Notice (the "Notice") for the Fund makes definite in number the registration of Units sold in reliance upon the Rule during the fiscal period covered by the Notice. The Units covered by the Notice are hereinafter referred to as the "Registered Units".^M

     We have examined and are familiar with originals or copies, certified or otherwise identified to our satisfaction, of such documents and instruments as we have deemed necessary or advisable for the purpose of this opinion.

     Based upon the foregoing, we are of the opinion that the Registered Units, assuming due execution and delivery of any certificates evidencing the registered Units by the Sponsor and the Trustee and assuming payment for all registered Units in accordance with the Indenture, have been legally issued, fully paid and non-assessable.


                                        Very truly yours,


                                    /s/ Davis Polk & Wardwell